SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period July 9, 2003 to July 23, 2003

Pengrowth Energy Trust

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
News Release July 22, 2003
News Release July 23, 2003

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release issued July 22, 2003 announcing the cash distribution for August 15, 2003.

2.	Press Release issued July 23, 2003 announcing the closing of the trust unit equity financing.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

July 23, 2003	By:	/s/ Gordon M. Anderson Name: Gordon M. Anderson Title: Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR
AUGUST 15, 2003

(Calgary, July 22, 2003) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today the cash distribution payable August 15, 2003 will be Cdn $0.21 per trust unit. This distribution per unit reflects the current units outstanding as well as the equity issue announced on July 7, 2003. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution date is July 29, 2003 and the record date is July 31, 2003.

The August 15, 2003 distribution of Cdn $0.21 per trust unit is equivalent to approximately US $0.15 per trust unit using a U.S./Canadian dollar exchange ratio of 1.4057. The actual US dollar equivalent distribution will be based upon the actual US/Canadian exchange rate applied on the payment date and will be net of applicable Canadian withholding taxes.

This distribution represents cash flow generated during the month of June, 2003. Cash distributions paid over the past 12 months now total Cdn $2.54 per trust unit or approximately US $1.72 per trust unit.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSE / PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CLOSING OF TRUST UNIT EQUITY FINANCING

(Calgary, July 23, 2003) /CNW/ — Pengrowth Corporation (“Pengrowth”) administrator of Pengrowth Energy Trust announced today the closing of the issue of 8,500,000 trust units, including 1,500,000 trust units issued upon the exercise of the underwriters’ option, at a price of CDN$16.95 per trust unit for aggregate gross proceeds of CDN$144,075,000.

The offering was underwritten by a syndicate of underwriters led by RBC Dominion Securities Inc. and included BMO Nesbitt Burns Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., Scotia Capital Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Raymond James Ltd., FirstEnergy Capital Corp. and Peters & Co. Limited.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191